Exhibit 99.1

Date: March 13, 2024
VERTICAL AEROSPACE LTD.
WARRANT INSTRUMENT
99 Bishopsgate London EC2M 3XF United Kingdom Tel: +44.20.7710.1000 www.lw.com

This instrument (the “Deed”) is made on March 13, 2024

BY:

VERTICAL AEROSPACE LTD., a Cayman Islands exempted company incorporated with limited liability, with its registered office at c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands (the “Company”)

WHEREAS

A.	The Company and Imagination Aero Investments Limited (the “Investor”) have entered into that certain Investment Agreement dated as of February 22, 2024 (the “Investment Agreement”), pursuant to which the Investor agreed to purchase, and the Company agreed to issue and sell to the Investor, up to $50,000,000 of (i) newly issued Ordinary Shares (as defined below) and (ii) Warrants (as defined below), in each case at purchase prices specified in the Investment Agreement (the “Investment”) and this Deed.

B.	In connection with the Investment and pursuant to the Investment Agreement, the Investor has agreed to purchase Warrants at $0.10 per Warrant (the “Warrant Purchase Price”), and the Company has, by resolution of the Directors passed on February 22, 2024, resolved to create and issue the Warrants to the Investor to subscribe for the Warrant Shares on the terms set out in this Deed.

C.	Concurrently with the execution and delivery of this Deed, the Company and the Investor will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, the Company will grant to the Investor certain registration rights in connection with the Warrant Shares (as defined below) and a Lock-up Agreement (the “Lock-up Agreement”) pursuant to which the Investor agrees not to transfer the Ordinary Shares for a certain period of time following the issuance of such Ordinary Shares, subject to certain exceptions specified therein.

IT IS AGREED THAT

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Deed, unless the context otherwise requires, each of the following words and expressions shall have the following meanings:

“Act” means the Companies Act (as revised) of the Cayman Islands;

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person;

“Articles” means the articles of association of the Company (as amended from time to time);

“Beneficially Own” and “Beneficial Owner” have the meaning given to such terms in Rule 13d-3 under the Exchange Act;

“Business Day” means a day on which the English clearing banks are ordinarily open for the transaction of normal banking business in the City of London and New York, New York, U.S.A. (other than a Saturday or Sunday);

“Certificate” means a certificate evidencing a Warrantholder’s entitlement to the Warrants (as applicable) in the form, or substantially in the form, set out in Part 1 of Schedule 1;

“Change of Control” means the occurrence of any of the following: (a) the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of any person or Group, becoming in a single transaction or a series of transactions, by way of merger, consolidation or other business combination, purchase or otherwise, the Beneficial Owner of more than 50.0% of the voting power of all of the Company’s then-outstanding share capital; or (b) the consummation of (1) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any person or Group or (2) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Shares are exchanged for, converted into, acquired for or constitutes solely the right to receive, other securities, cash or other property; provided, however, that any transaction in which the Company or any direct or indirect parent entity of the Company becomes a subsidiary of another person, or any transaction described in clause (b)(2) above, will not constitute a Change of Control if the persons beneficially owning all of the voting power of the common equity of the Company or such parent entity immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, more than 50.0% of all voting power of the common equity of the Company or such parent entity or the surviving, continuing or acquiring company or other transferee, as applicable, immediately following the consummation of such transaction, in substantially the same proportions vis-à-vis each other immediately before such transaction (other than changes to such proportions solely as a result of the exercise of share and/or cash elections in any merger or combination providing for elections), provided that, any transaction or event described in both clause (a) and in clause (b)(1) or (b)(2) of this definition will be deemed to occur solely pursuant to clause (b);

“Commission” means the U.S. Securities and Exchange Commission;

“Company Group” means the Company and each of its subsidiaries from time to time;

“Control” of the relevant entity means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to: (i) cast, or control the casting of, more than one-half of the maximum number of votes that might be cast at a general meeting of the relevant entity; (ii) appoint or remove all, or the majority, of the directors or other equivalent officers of the relevant entity; or (iii) give directions with respect to the operating and financial policies of the relevant entity with which the directors or other equivalent officers of such relevant entity are obliged to comply;

“Directors” means the duly appointed directors of the board of directors of the Company from time to time;

“Encumbrance” means a mortgage, charge, pledge, lien, option, restriction, right of first refusal, right of pre-emption, third party right or interest, other encumbrance or security interest of any kind, or another type of preferential arrangement (including a title transfer or retention arrangement) having similar effect;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Fair Market Value” of any asset as of any date of determination means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm’s length transaction;

“Group” shall mean any group of one or more persons if such group would be deemed a “group” as such term is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act;

“Indemnity” means, where a Certificate has been mutilated, defaced, lost, stolen or destroyed, an indemnity in the place thereof in a form as the Directors may decide (in their sole discretion) against all losses which may be suffered or incurred directly or indirectly in connection with the mutilation, defacement, loss, theft or destruction of such Certificate;

“Initial Investment Closing Date” shall have the meaning ascribed to such term in the Investment Agreement;

“Investment” shall have the meaning ascribed to such term in the Recitals;

“Investment Agreement” shall have the meaning ascribed to such term in the Recitals;

“Investor” shall have the meaning ascribed to such term in the Recitals;

“Lock-up Agreement” shall have the meaning ascribed to such term in the Recitals;

“Ordinary Shares” means the ordinary shares of the Company, par value $0.0001 per share;

“Outstanding Options” means, at the relevant time, all outstanding options, warrants or other outstanding rights (whether or not conditional or contingent and assuming full performance of any performance linked rights), to subscribe for equity shares of the Company or securities which are convertible into equity shares of the Company, including any agreement or commitment of the Company to issue or grant any such options, warrants or right;

“Person” means an individual, company, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organisation, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof;

“Register” means the register of the Warrants maintained by the Company at its Registered Office or such other location as the Company may in its absolute discretion determine;

“Registered Office” means the registered office of the Company from time to time;

“Registration Rights Agreement” shall have the meaning ascribed to such term in the Recitals;

“Shareholder(s)” means all of the registered holders of the Shares from time to time;

“Shares” means the issued shares of the Company from time to time;

“Subscription Price” means $5.00 per Warrant Share subject to any adjustments pursuant to Clause 5.1;

“Subscription Rights” means the right to subscribe in cash at the Subscription Price for the Warrant Shares;

“Transfer Agent” shall have the meaning ascribed to such term in Clause 4.4;

“Warrant Purchase Price” shall have the meaning ascribed to such term in the Recitals;

“Warrant Shares” means 50,000,000 Ordinary Shares to be received upon exercise of the Warrants;

“Warrantholder(s)” means the relevant person(s) whose name(s) appear(s) in the Register as the respective holder(s) of the Warrants (as applicable) and, for any period during which the Warrants are not issued and outstanding under this Deed, means the Investor; and

“Warrants” means 50,000,000 warrants of the Issuer, which will entitle the holder to purchase one Ordinary Share at a strike price of $5.00 per warrant.

1.2	In this Deed, unless the context otherwise requires:

(a)	references to:

(i)	statutes or statutory provisions include references to any orders or regulations made thereunder and references to any statute, provision, order or regulation include references to that statute, provision, order or regulation as amended, modified, re-enacted or replaced from time to time whether before or after the date hereof (subject as otherwise expressly provided herein) and to any previous statute, statutory provision, order or regulation amended, modified, re-enacted or replaced by such statute, provision, order or regulation;

(ii)	“dollars” or “$” are references to the lawful currency from time to time of the United States of America;

(iii)	clauses and schedules are references to clauses of, and the schedules to, this Deed;

(iv)	writing shall include any modes of reproducing words in a legible and non-transitory form; and

(v)	this Deed include this Deed as amended or varied in accordance with its terms;

(b)	the index to and the headings to clauses and paragraphs of this Deed are for information only and shall not form part of the operative provisions of, and shall be ignored in construing, this Deed;

(c)	words denoting the singular shall include the plural and vice versa, words denoting any gender shall include all genders and words denoting persons shall include bodies corporate and unincorporated, associations, partnerships and individuals;

(d)	the schedules form part of the operative provisions of this Deed and references to this Deed shall include references to the schedules;

(e)	words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things; and

(f)	general words shall not be given a restrictive meaning because they are followed by words which are particular examples of the acts, matters or things covered by the general words and the words “includes” and “including” shall be construed without limitation.

2.	EFFECTIVENESS AND CONDITIONS

2.1	The issuance of the Warrants and the Warrantholders’ right to exercise the Subscription Rights shall be subject to the terms and conditions of this Deed.

2.2	When issued, the Warrants are subject to the Articles and the terms and conditions of this Deed, which are binding upon the Company and the Warrantholders. In the event of a conflict between the terms and conditions of this Deed and the Articles, this Deed shall prevail.

3.	ISSUE OF THE WARRANTS

3.1	Subject to Clause 2.1, on the Initial Investment Closing Date and upon receipt of the Warrant Purchase Price paid in cash, the Company shall:

(a)	issue the Warrants to the Investor with the Subscription Rights attached thereto;

(b)	provide the Investor with a copy of the Director resolutions regarding the Directors’ authority to issue the Warrants;

(c)	enter the name of the Investor in the Register as the holder of the Warrants; and

(d)	within five (5) Business Days of entering the name of the Investor in the Register: (i) deliver to the Investor a copy of the Register; and (ii) issue to the Investor, without charge, a Certificate which shall be evidence of the entitlement to all rights attaching to the Warrants.

4.	EXERCISE OF SUBSCRIPTION RIGHTS

4.1	The Subscription Rights in respect of each Warrant shall become exercisable immediately upon receipt of the relevant Certificate in respect of such Warrant pursuant to Clause 3.

4.2	If and to the extent unexercised, the Subscription Rights in respect of all Warrants shall automatically be deemed to lapse at 5:00 pm, New York City time on the earliest to occur of (i) the date that is ten (10) years after the date of the issuance of the Warrants and (ii) the liquidation of the Company, and the Warrants shall automatically be deemed to be cancelled upon termination of this Deed.

4.3	Subject to the terms of this Deed, the Warrantholders may exercise the Subscription Rights in respect of a Warrant by:

(a)	delivering to the Company in accordance with the provisions of Schedule 2 attached hereto: (i) a duly completed and irrevocable Notice of Exercise in order to exercise the Subscription Rights in respect of the Warrants (as applicable); and (ii) its Certificate, or, as the case may be, an Indemnity in respect thereof; and

(b)	paying the Subscription Price payable for the Warrant Shares in cash to the Company by such mode as the Company and the Warrantholder shall have previously agreed (including, but not limited to, wire transfer), the delivery and payment of which is irrevocable.

4.4	Within five (5) Business Days of receipt of the Notice of Exercise, the Company shall instruct the transfer agent for the Shares (the “Transfer Agent”) to record the issuance of the Warrant Shares subscribed for pursuant to the Notice of Exercise to the Warrantholder in book-entry form pursuant to the Transfer Agent’s regular procedures. The Warrant Shares will be deemed to have been issued, and the Warrantholder will be deemed to have become a holder of record of such shares for all purposes, as of the date the Transfer Agent records such issuance.

5.	ADJUSTMENTS

5.1	Share Dividends, Subdivision, Combinations and Consolidations. If the Company, at any time on or after the date of this Deed: (i) pays a share dividend or makes a distribution on the Shares in the form of Ordinary Shares, (ii) subdivides outstanding Shares into a larger number of shares, or (iii) combines or consolidates (including, without limitation, by reverse share split) outstanding Shares into a smaller number of shares, then, in each case, the number of Shares issuable after such event upon exercise of the Subscription Rights in respect of the Warrants will be equal to the number of Shares issuable upon exercise of the Subscription Rights in respect of the Warrants prior to such event multiplied by a fraction of which the numerator will be the number of Shares outstanding immediately after such event and of which the denominator will be the number of Shares outstanding immediately before such event, and the Subscription Price will be proportionately adjusted such that the aggregate Subscription Price of the Warrant Shares will remain unchanged. Any adjustment made pursuant to this Clause 5.1 will become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or consolidation. The Company shall procure that the Register is updated accordingly within ten (10) Business Days of the date on which the adjustment became effective.

5.2	Reclassifications, Reorganizations, Consolidations and Mergers. In the event of (i) any capital reorganization of the Company, (ii) any reclassification or recapitalization of the share capital of the Company (other than (A) a change in par value or from par value to no par value or from no par value to par value or (B) as a result of a share dividend, subdivision, combination or consolidation of shares as to which Clause 5.1 will apply), or (iii) any Change of Control, consolidation or merger of the Company with or into another Person (where the Company is not the surviving corporation or where there is a change in or distribution with respect to the Warrant Shares then issuable upon exercise of the Subscription Rights in respect of the Warrants), the Warrants will, after such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, be exercisable for the kind and number of shares or other securities or property (“Alternate Consideration”) of the Company or of the successor corporation resulting from such consolidation or surviving such merger, if any (and/or the issuer of the Alternate Consideration, as applicable) to which the holder of the number of Shares underlying the Warrants (at the time of such reorganization, reclassification, recapitalization, consolidation or merger) would have been entitled upon such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger. In such event, the aggregate Subscription Price otherwise payable for Warrant Shares will be allocated among the Alternate Consideration receivable as a result of such reorganization, reclassification, recapitalization, Change of Control, consolidation, or merger in proportion to the respective Fair Market Value of such Alternate Consideration, but in a manner in which the aggregate Subscription Price of the Warrant Shares will remain materially unchanged. If and to the extent that the Shareholders have the right to elect the kind or amount of consideration receivable upon consummation of such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, then the consideration that the Warrantholders will be entitled to receive upon exercise will be specified by each Warrantholder, which specification will be made by the Warrantholders by the later of (A) ten (10) Business Days after the Warrantholders are provided with a final version of all material information concerning such choice as is provided to the Shareholders and (B) the last time at which the Shareholders are permitted to make their specifications known to the Company; provided, however, that if a Warrantholder fails to make any specification within such time period, such Warrantholder’s choice will be deemed to be whatever choice is made by a plurality of all Shareholders that are not affiliated with the Company (or, in the case of a consolidation or merger, any other party thereto) and affirmatively make an election (or of all such holders if none of them makes an election). From and after any such reorganization, reclassification, recapitalization, Change of Control, consolidation or merger, all references to “Warrant Shares” and similar references herein will be deemed to refer to the Alternate Consideration to which the Warrantholders are entitled pursuant to this Clause 5.2. In the event of any Change of Control, consolidation or merger in which the Company is not the continuing or surviving corporation or entity (or is not the issuer of the Alternate Consideration), proper provision will be made so that such continuing or surviving corporation or entity (and/or the issuer of the Alternate Consideration) will agree to carry out and observe the obligations of the Company under the Warrants such that the provisions of this Clause 5.2 will similarly apply with respect to the Alternate Consideration and similarly apply to successive reorganizations, reclassifications, recapitalizations, Change of Control, consolidations, or mergers.

5.3	Calculations. All calculations under this Clause 5 will be made to the nearest cent or the nearest 1/100th of a Share, as the case may be. For the purposes of this Clause 5, the number of Shares deemed to be issued and outstanding as of a given date will be the sum of the number of Shares (excluding treasury shares, if any) issued and outstanding on such date.

5.4	Notice of adjustment. The Company shall send the Warrantholders notice of any adjustment made pursuant to Clause 5.1 as soon as practicable (and in any event within thirty (30) calendar days) following the relevant resolution of the Directors giving effect to or sanctioning the adjustment.

6.	NO RIGHTS AS A SHAREHOLDER UNTIL EXERCISE

Except as expressly set forth in this Deed, the Warrants do not entitle the Warrantholders to any voting rights, dividends or other rights as a shareholder of the Company prior to the exercise of the Subscription Rights in respect of the Warrants as set forth in Clause 4.

7.	WARRANTIES

7.1	The Company warrants to the Warrantholder that, as at the date of this Deed:

(a)	the Company is validly incorporated, in existence and duly registered under the laws of the Cayman Islands; and

(b)	the Directors have authorised the execution of this Deed and has obtained the requisite authority, pursuant to the Act and the Articles, to issue the Warrants and to allot and issue the Warrant Shares as fully paid in accordance with its terms and, pursuant to that authorisation, the Directors may allot and issue the Warrant Shares as fully paid and free from pre-emption rights and any other Encumbrance upon exercise of the Subscription Rights.

8.	UNDERTAKINGS OF THE COMPANY

8.1	For so long as the Subscription Rights have not lapsed, the Company undertakes to:

(a)	comply with the terms and conditions of this Deed and specifically, but without limitation, to do all such things and execute all such documents so far as it is lawfully able to the extent legally required in order to give effect to the Subscription Rights in accordance with the terms of this Deed;

(b)	ensure that the Company has all necessary authorisations and approvals as will enable the Subscription Rights of the Warrantholders to be satisfied in full at any time;

(c)	ensure that the Directors have the requisite authority from time to time to allot, free from pre-emption rights and any other Encumbrance or Outstanding Options such number of Shares from time to time required in order to satisfy the exercise of the Warrants in full;

(d)	maintain the Register in accordance with the provisions of Schedule 2;

(e)	replace, without charge, a Certificate at the request of a Warrantholder if it is mutilated, defaced, lost, stolen or destroyed, provided that:

(i)	the Warrantholder provides the Company with such evidence in respect of the mutilation, defacement, loss, theft or destruction as the Company may reasonably require;

(ii)	the mutilated or defaced Certificate in respect of which a replacement is being sought is surrendered; and

(iii)	the Warrantholder shall indemnify the Company on demand through the delivery of an Indemnity;

(f)	not modify the rights attached to any Warrant Shares or Shares in a way which could reasonably be expected to have a material adverse effect on the rights of the Warrantholders relative to the rights of the other Shareholders or the value of the Warrants or of the Warrant Shares;

(g)	notify the Warrantholders prior to allotting, issuing or granting any right to subscribe for, or to convert securities into, equity share capital of the Company not less than five (5) Business Days prior to such date;

(h)	notify the Warrantholders prior to passing an effective resolution for liquidating, winding up or dissolving the Company not less than five (5) Business Days prior to such date; and

(i)	not purchase, and procure that no member of the Company Group will purchase, Warrants unless an offer to purchase is made pro rata to all Warrantholders.

9.	VARIATION OF RIGHTS

9.1	Subject to Clause 9.2, none of the rights attached to the Warrants (including the Subscription Rights) nor any other provision of this Deed may (whether or not the Company is being wound up) be altered or abrogated without the prior written consent of the Company and the Warrantholders. An agreed alteration may be effected by an instrument by way of deed executed by the Company and expressed to be supplemental to this Deed.

9.2	Modifications to this Deed, which are of a purely formal, minor or technical nature which do not prejudice in any way the rights of the Warrantholders, may be made by deed and signed as a deed by the Company, and a copy of such deed shall be provided to the Warrantholders within five (5) Business Days of the date of its execution.

10.	TRANSFER AND EXCHANGE OF WARRANTS

10.1	Registration of Transfer. The Company shall register the transfer, from time to time, of any outstanding Warrant upon the Register upon surrender of such Warrant for transfer, in the case of a certificated Warrant, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Company.

10.2	Procedure for Surrender of Warrants. Warrants may be surrendered to the Company, together with a written request for exchange or transfer, and thereupon, the Company shall issue in exchange therefor one or more new Warrants as requested by the registered holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that in the event that a Warrant surrendered for transfer bears a restrictive legend, the Company shall not cancel such Warrant and issue new Warrants in exchange thereof until the Company has received evidence reasonably satisfactory to the Company that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

10.3	Fractional Warrants. The Company shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate for a fraction of a warrant.

10.4	Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

11.	TERMINATION

11.1	Subject to Clause 11.2 below, this Deed shall cease and terminate immediately upon the date the Subscription Rights lapse and/or the Warrants are cancelled pursuant to the terms of this Deed or as otherwise agreed in writing by the Company and the Warrantholders.

11.2	Any cessation and determination pursuant to Clause 11.1 shall:

(a)	be without prejudice to the rights, obligations or liabilities of any party which shall have accrued or arisen prior to such cessation and determination; and

(b)	not affect the rights and obligations of the Company or the Warrantholders under Clauses 1, 11, 12, 13, 16, 18, and 19.

12.	CONFIDENTIALITY

12.1	The Warrantholders shall not use any confidential information relating to the Company for any purpose other than to perform its obligations, or to exercise their rights, under this Deed.

12.2	The Warrantholders shall keep confidential any information received by them in their capacity as Warrantholders which is of a confidential nature, or any confidential information relating to the business, affairs, customers, clients or suppliers of the Company or the Group except:

(a)	to the extent the information is in the public domain through no fault of the Warrantholders;

(b)	as shall be required by law or by any regulatory authority to which the Warrantholders are subject or by the rules of any stock exchange upon which the Warrantholders’ securities are listed or traded;

(c)	to the beneficiaries of any trust or nominee arrangement on whose behalf the Warrants may be held; and

(d)	as shall be required by:

(i)	any lender to the Company;

(ii)	the Company’s auditors and/or any other professional advisers of the Company; and

(iii)	the Warrantholders’ professional advisers and to the professional advisers of any person to whom the Warrantholders are entitled to disclose information pursuant to this Deed,

provided that the recipient is subject to an obligation to keep the information confidential on the same basis as is required by the Warrantholders pursuant to this Deed.

12.3	The Company shall keep confidential any information received by it in connection with this Deed, or any confidential information relating to a Warrantholder except:

(a)	as shall be required by law or by any regulatory authority to which the Company is subject or by the rules of any stock exchange upon which the Company’s securities are listed or traded; and

(b)	as shall be required by:

(i)	any lender to the Company;

(ii)	the Company’s auditors and/or any other professional advisers of the Company; and

(iii)	the professional advisers of any person to whom the Company is entitled to disclose information pursuant to this Deed,

provided that the recipient is subject to an obligation to keep the information confidential on the same basis as is required by the Company pursuant to this Deed.

13.	NOTICES

Any notice to be given to or by a party for the purposes of this Deed shall be given in accordance with the provisions of Schedule 2.

14.	electronic execution

This Deed and any Certificate issued hereunder may be executed by way of third-party internationally recognised electronic signature software programs, such as DocuSign.

15.	INVALIDITY

If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, then such provision shall be deemed to be severed from this Deed and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the Company and the Warrantholders and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Deed.

16.	REMEDIES AND WAIVERS

Except as otherwise provided under this Deed, no failure to exercise, nor any delay in exercising, on the part of any party, any right or remedy under this Deed shall operate as a waiver of any such right or remedy or constitute an election to affirm this Deed. No election to affirm this Deed on the part of any party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

17.	PROCESS AGENT

17.1	Without prejudice to any other permitted mode of service, the parties agree that service of any claim form, notice or other document for the purpose of or in connection with any action or proceeding in England or Wales arising out of or in any way relating to this Deed shall be duly served upon:

(a)	the Company if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to Vertical Aerospace Ltd., Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom, marked for the attention of Legal Department or such other person and address in England or Wales as such party shall notify the Warrantholders in writing from time to time; and

(b)	a Warrantholder if it is delivered personally or sent by recorded or special delivery post (or any substantially similar form of mail) to the Warrantholder Process Agent (as defined in Schedule 2 attached hereto) of such Warrantholder entered into the Register or such other person and address in England or Wales as such party shall notify the Company in writing from time to time, in each case whether or not such claim form, notice or other document is forwarded to the relevant party or received by such party.

18.	GOVERNING LAW AND JURISDICTION

This Deed and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales. The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum. For the purposes of this Clause 18, “Dispute” means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Deed, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Deed or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Deed.

19.	THIRD-PARTY RIGHTS

Save for the Warrantholders, a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Deed except and to the extent (if any) that this Deed expressly provides for such act to apply to any of its terms.

Schedule 1

FORM OF CERTIFICATE AND NOTICE OF EXERCISE

Part 1

FORM OF CERTIFICATE

VERTICAL AEROSPACE LTD.

(the “Company”)

WARRANT CERTIFICATE

WARRANTS

Warrant Certificate Number ____

This is to certify that the person named below is the Warrantholder for the purpose of the warrant instrument issued by the Company on March 13, 2024 (the “Warrant Instrument”) and has the right to subscribe in cash at the Subscription Price for 50,000,000 Warrant Shares on the terms set out in the Warrant Instrument. The Warrants are issued with the benefit of, and subject to, the provisions contained in the Warrant Instrument. Unless the context otherwise requires, terms defined in the Warrant Instrument shall have the same meanings in this certificate.

Warrantholder in respect of the Warrants:

Name:

Imagination Aero Investments Limited

Address:

United House, 9 Pembridge Road, London, W11 3JY United Kingdom

Date of Issue:                                               2024

EXECUTED and DELIVERED as a DEED by VERTICAL AEROSPACE LTD.

Acting by a director:	In the presence of:

Signature of director	Signature of witness

Name of director (print)	Name of witness (print)

Occupation of witness (print)

Address of witness (print)

Notes:

(1)            The Subscription Rights are not transferable except in accordance with the Warrant Instrument.

(2)            A copy of the Warrant Instrument may be obtained on request from Vertical Aerospace Ltd. at the Registered Office.

(3)            THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) OR ANY U.S. STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. THE HOLDER OF THIS SECURITY, BY ITS ACCEPTANCE HEREOF, REPRESENTS, ACKNOWLEDGES AND AGREES FOR THE BENEFIT OF THE COMPANY THAT: (I) IT HAS ACQUIRED A “RESTRICTED” SECURITY WHICH HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT; (II) IT WILL OFFER, SELL OR OTHERWISE TRANSFER THIS SECURITY ONLY (A) TO THE COMPANY OR ANY OF ITS SUBSIDIARIES, (B) OUTSIDE OF THE UNITED STATES IN AN OFFSHORE TRANSACTION (AS DEFINED IN RULE 902 UNDER THE SECURITIES ACT) MEETING THE REQUIREMENTS OF RULE 904 OF THE SECURITIES ACT, (C) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT, (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION; AND (III) IT WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER FROM IT OF THIS SECURITY OF THE RESALE RESTRICTIONS SET FORTH IN (II) ABOVE. EACH OFFER, SALE OR OTHER DISPOSITION PURSUANT TO THE FOREGOING CLAUSES (II) (B), (C) AND (D) IS SUBJECT TO THE RIGHT OF THE COMPANY TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATIONS OR OTHER INFORMATION ACCEPTABLE TO IT IN FORM AND SUBSTANCE.

Part 2

FORM OF EXERCISE NOTICE

NOTICE OF EXERCISE

To:          The Directors

VERTICAL AEROSPACE LTD.

Unit 1 Camwal Court, Chapel Street, Bristol BS2 0UW, United Kingdom

Capitalised terms used but not defined in this Notice of Exercise shall have the meaning given to them in the warrant instrument issued by the Company on March 13, 2024.

We hereby exercise the Subscription Rights in respect of the Warrant Shares represented by the Certificate (or an indemnity in the place thereof in a form as the Directors may decide (in their sole discretion)) appended hereto and attach [insert method of payment agreed by the Company] for [$] being the aggregate Subscription Price payable in respect of the Subscription Rights we are exercising. We agree that the Warrant Shares are accepted subject to the Articles.

We direct the Company to allot to us the ordinary shares to be issued pursuant to this exercise in the following numbers:

No of Ordinary Shares	Name of Warrantholder	Address of Warrantholder
[number]	Imagination Aero Investments Limited	[address]

[We request that a Certificate for any balance of our Warrants be sent to [address], marked for the attention of [name].]

Signed

Print Name

Address

Schedule 2

REGISTER AND NOTICES

1.	REGISTER

1.1	The Company shall keep the Register at the Registered Office, or such other location as it may in its absolute discretion determine, and enter in the Register:

(a)	the names, addresses and email addresses of the Warrantholder;

(b)	the name and address of the Warrantholder’s process agent located in England or Wales (a “Warrantholder Process Agent”) as notified to the Company in writing prior to receipt of a Certificate, which shall be used for the service of any claim form, order, judgment or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Deed;

(c)	the number of the Warrants held by the Warrantholder;

(d)	the number of Warrant Shares to which the Warrantholder is entitled if the Subscription Rights were exercised as adjusted in accordance with this Deed from time to time;

(e)	the date on which the name of the Warrantholder is entered in the Register in respect of the Warrants (as applicable);

(f)	the date on which the Warrantholder exercises the Subscription Rights; and

(g)	any transfer of the Warrants duly made in accordance with this Deed (as applicable).

1.2	Any change in the name or address of the Warrantholder shall be notified as soon as practicable to the Company, which shall cause the Register to be altered accordingly. The Warrantholder or any person authorised by the Warrantholder shall be at liberty at all reasonable times during office hours and upon five (5) Business Days’ notice to inspect the Register and to take copies of it.

1.3	The Company shall be entitled to treat the persons whose names are shown in the Register as the absolute owners of the Warrants (as applicable) and, accordingly, shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to, or interest in, the Warrants (as applicable) on the part of any other person whether or not it shall have express or other notice thereof.

1.4	The Warrantholder shall be recognised by the Company as entitled to his/her Warrants free from any equity, set off or cross claim on the part of the Company against the original or any intermediate holder of such Warrants.

2.	NOTICES

2.1	Any notice to be given under this Deed shall be in writing, in English and shall be delivered by hand, by courier or by e-mail to:

(a)	if within the United Kingdom, by first class pre-paid post, in which case it shall be deemed to have been given two (2) Business Days after the date of posting;

(b)	if from or to any place outside the United Kingdom, by air courier, in which case it shall be deemed to have been given two (2) Business Days after its delivery to a representative of the courier; and

(c)	by e-mail, in which case it shall be deemed to have been given when despatched subject to confirmation of delivery by a delivery receipt,

provided that in the case of any notice despatched other than on a Business Day between the hours of 9:30 a.m. to 5:30 p.m. London time shall be deemed to have been given at 9:30 a.m. on the next Business Day.

2.2	Notices under this Deed shall be sent for the attention of the person and to the address, or e-mail address, subject to paragraph 2.3 of this Schedule 2, as set out below:

(a)	in the case of the Company:

Name:	Vertical Aerospace Ltd.
For the attention of:	Legal Department
Address:	Unit 1 Camwal Court
Chapel Street, Bristol BS2 0UW
United Kingdom
E-mail address:	xxxxxxxxxxx@xxxxxxxxxxxxx

(b)	in the case of the Warrantholder, to the address of the Warrantholder shown in the Register or, if no address is shown in the Register, to their last known place of business or residence.

2.3	The Company may notify the Warrantholder, and the Warrantholder may notify the Company, of any change to their address or other details specified in this paragraph 2 of Schedule 2 provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later.

2.4	If no address has been notified to the Company by the Warrantholder, any notice, demand or other communication given or made under or in connection with the matters contemplated by this Deed may be given to the Warrantholder by the Company by exhibiting it for three (3) Business Days at the Registered Office.

2.5	Any person who becomes entitled to the Warrants (as applicable) (whether by operation of law, transfer or otherwise) shall be bound by every notice given in respect of the Warrants before its name and address is entered on the Register.

This document has been executed as a deed and is delivered and takes effect on the date stated at the beginning of it.

EXECUTED and DEVIVERED as a DEED by VERTICAL AEROSPACE LTD.

Acting by a director:	In the presence of:

Signature of director	Signature of witness

/s/ Michael Flewitt	/s/ Maria Flewitt

Name of director (print)	Name of witness (print)

Michael Flewitt	Maria Flewitt

Occupation of witness (print)

Racing Driver
Address of witness (print)

xxxxxxxxxxxxxxxxxx

[Warrant Instrument – Signature Page]